EXHIBIT TO ITEM 77M

MERGERS

Touchstone Funds Group Trust

      On February 21, 2013 the Board of Trustees of Touchstone Funds Group Trust (the "Trust") approved an Agreement and Plan of Reorganization between the Touchstone Short Duration Fixed Income Fund and Touchstone Ultra Short Duration Fixed Income Fund (the 'Plan'), each a series of Touchstone Funds Group Trust, whereby the Touchstone Short Duration Fixed Income Fund would transfer to the Touchstone Ultra Short Duration Fixed Income Fund all of its assets, subject to all of its liabilities, in exchange for shares of the Touchstone Ultra Short Duration Fixed Income Fund.

      Circumstances and details of the reorganization are described and incorporated by reference to N-14 filed with the Securities and Exchange Commission ("SEC") via Edgar on
February 28, 2013 (Accession No.: 0001104659-13-016203).